LPBP Inc.
Financial Statements
July 31, 2006
(Unaudited)

Notice to Reader:

The accompanying unaudited interim financial statements of LPBP Inc, for the period ended July 31, 2006 have been prepared by management and approved by the Audit Committee of the Company. These statements have not been reviewed by the Company’s independent auditors.

Dated the 20th day of September, 2006.

/s/ John Anderson

John Anderson
President and CEO

STATEMENTS OF FINANCIAL POSITION
[UNAUDITED]

	As at July 31	As at October 31
[Thousands of Canadian dollars] (See Note 1: Basis of Presentation)	2006	2005
Assets
Current
Cash	$1,207	$614
Prepaid expenses	97	65
Current portion of future tax assets	18,375	18,375
	$19,679	$19,054

Investment in MDS Laboratory Services LP	57,129	57,348
Future tax assets	59,432	76,919
Total assets	$136,240	$153,321

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$125	$101
Income taxes payable	309	200
Current portion of unrealized tax loss benefit	16,403	16,403
	16,837	16,704

Unrealized tax loss benefit	53,053	68,664
	69,890	85,368
Shareholders’ equity
Common Shares - Class A	2,319	2,319
Common Shares - Class B	34,677	34,677
Retained Earnings	29,354	30,957
	66,350	67,953
Total liabilities and shareholders’ equity	$136,240	$153,321
See accompanying notes

On behalf of the Board of Directors:

/s/ Edward E. McCormack	/s/ Mitchell J. Kostuch

EDWARD E. MCCORMACK Chairman of the Board and Director	MITCHELL J. KOSTUCH Director

STATEMENTS OF INCOME
[UNAUDITED]

	Three months to July 31		Nine months to July 31
[Thousands of Canadian dollars] (See Note 1: Basis of Presentation)	2006	2005	2006	2005
Equity in earnings of investee [note 2]	$16,692	$11,009	$49,190	$37,109
General and administration	(312)	(169)	(617)	(651)

Income before income taxes and interest expense	16,380	10,840	48,573	36,458
Interest expense	-	-	-	(264)

Income before income taxes	16,380	10,840	48,573	36,194
Income taxes	(640)	(442)	(1,875)	(1,467)
Net income	$15,740	$10,398	$46,698	$34,727
Earnings per share basic and diluted [note 3]

STATEMENTS OF RETAINED EARNINGS
[UNAUDITED]

	Three months to July 31		Nine months to July 31
[Thousands of Canadian dollars] (See Note 1: Basis of Presentation)	2006	2005	2006	2005
Retained earnings, beginning of period	$47,164	$38,321	$30,957	$19,392

Net Income	15,740	10,398	46,698	34,727
Earnings distributions	(33,550)	(8,690)	(48,301)	(14,090)
Retained earnings, end of period	$29,354	$40,029	$29,354	$40,029

STATEMENTS OF CASH FLOWS
[UNAUDITED]

	Three months to July 31		Nine months to July 31
[Thousands of Canadian dollars]	2006	2005	2006	2005
Operating activities
Net income	$15,740	$10,398	$46,698	$34,727
Items not affecting current cash flow:
Tax loss benefit realized	(5,168)	(3,508)	(15,611)	(11,699)
Future income tax expense	5,827	3,931	17,487	13,107
Interest accrued on loans from affiliated parties	-	-	-	264
Equity earnings	(16,692)	(11,009)	(49,190)	(37,109)
Distribution from Labs LP	18,636	6,000	49,409	32,000
	18,343	5,812	48,793	31,290
Changes in non-cash working capital balances relating to operations:
Prepaid expenses	(97)	(97)	(32)	(97)
Current liabilities	64	106	133	183
	18,310	5,821	48,894	31,376

Financing and Investing activities
Increase in note payable	-	-	-	50
Repayment of note payable	-	-	-	(364)
Repayment of loan from Labs LP	-	-	-	(16,690)
Payment of cash dividends	(33,550)	(8,690)	(48,301)	(14,090)

	(33,550)	(8,690)	(48,301)	(31,094)
Increase in cash position during the period	(15,240)	(2,869)	593	282

Cash position, beginning of period	16,447	3,330	614	179
Cash position, end of period	$1,207	$461	$1,207	$461

NOTES TO FINANCIAL STATEMENTS
[UNAUDITED]
[All tabular amounts in thousands of Canadian dollars, except where noted]

1.	Summary of Significant Accounting Policies

These financial statements of LPBP have been prepared on a basis consistent with the Company’s audited financial statements for the year ended October 31, 2005. These financial statements should be read in conjunction with the accounting policies and other disclosures in those audited financial statements. These interim financial statements do not include all of the disclosures in the audited financial statements.

2.	Equity Earnings

The equity earnings reported by LPBP for the three month and nine month periods ended July 31 consists of LPBP’s 99.99% interest in the income generated by Labs LP during the respective periods for 2006 and 2005.

During the first nine months of the year, Labs LP has made distributions to the Company aggregating $49,409 (2005 - $32,000). The Company used the funds to pay dividends on the Class B Non-Voting shares and the operating expenses of the Company.

As described in the Information Circular dated March 10, 2004, dividends may be declared and paid on the Class B Non-Voting shares in advance of dividends on the Class A common shares, as long as the aggregate amount per share of all dividends declared and paid on the Class A common shares, relating to any fiscal year, equals the aggregate amount per share of all dividends declared and paid on the Class B Non-Voting Shares relating to such fiscal year. Shortly after the October 31, 2005 fiscal year end, the Company declared and paid a dividend of $251 on the Class A Common Shares on the basis described above.

The Company expects to receive distributions at the end of each month from Labs LP and will pay out dividends to the Class B Non-Voting shares at the beginning of the following month, after retaining enough funds for working capital purposes.

Since November 1, 2005, the Company has paid dividends totaling $51,050 on Class B shares, including $17,950 paid subsequent to July 31, 2006. The amount of future dividends are dependent on the income of Labs LP and cannot be estimated at this time.

3.	Earnings per Share

The weighted average number of shares for both periods is 11,229,117. The basic and diluted earnings per share for each of the three month and nine month periods ended July 31, 2006 and 2005 is less than one half of one cent.

4.	Subsequent Events

Subsequent to July 31, 2006, the Company has received distributions of $3,000 and has paid out dividends to the Class B Non-Voting shares of $17,950.